

May 1, 2024

Richard Leggett
Chief Executive Officer
Blue Ocean Acquisition Corp
2 Wisconsin Circle
7th Floor
Chevy Chase, MD 20815

> **Re: Blue Ocean Acquisition Corp**
> **Preliminary Proxy Statement**
> **Filed April 26, 2024**
> **File No. 001-41112**

Dear Richard Leggett:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement

General

1.   We note your disclosure regarding The News Lens Co., Ltd. and your reference to the Form 8-K filed on June 6, 2023. Please clarify the current status of your merger with The News Lens Co., Ltd.

Risk Factors
We may not be able to complete an initial business combination..., page 16

2.   Please revise this risk factor to state clearly whether the SPAC's sponsor is, is controlled by, or has substantial ties with a non-U.S. person and disclose how this fact could impact your ability to complete your initial business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenny S. Terrero, Esq.